UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document

1.	Media Release dated October 16, 2006
2.	Letter to shareholders dated October 19, 2006
3.	Notice of Extraordinary General Meeting dated October 12, 2006
4.	Proxy Statement dated October 19, 2006
5.	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Claude Roger Charles
	Name:	Claude Roger Charles
	Title:	Director

MEDIA RELEASE

DISPATCH OF PROXY STATEMENT

SINGAPORE, October 16, 2006 - The Board of Directors (“Board”) of Pacific Internet Limited (“PacNet”) refers to the announcement made by PacNet on October 12, 2006 with regard to the convening of an extraordinary general meeting (“EGM”) to be held on November 7, 2006 at 3 p.m. (Singapore time).

The Board wishes to announce that on October 19, 2006, the proxy statement (“Proxy Statement”) setting out the recommendations of the Board (other than the nominee directors of Vantage Corporation Limited and MediaRing Ltd who did not participate in the Board’s deliberations) on the resolutions to be placed before the shareholders at the EGM will be dispatched to holders of record of ordinary shares as of the close of business on September 14, 2006 (New York time).

In the interests of providing shareholders with additional time to review the Proxy Statement prior to casting their votes, a copy of the Proxy Statement is attached to this announcement.

By order of the Board

Claude Roger Charles

Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Media

Bernard Ho

Pacific Internet Limited

Direct: +65-6771 0433

Mobile: +65-9782-3393

Email: bernard.ho@pacific.net.sg

Investor & Analyst

Alan Katz Cubitt Jacobs & Prosek Direct: +1-212-279-3115 ext 211 Email: alan@cjpcom.com	Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg

October 19, 2006

Dear Shareholders,

We have scheduled an extraordinary general meeting (“EGM”) of the Shareholders for November 7, 2006 to consider two shareholders’ requisition notices received by your Company from two of our significant Shareholders, Vantage Corporation Limited (“Vantage”) and MediaRing Ltd (“MediaRing”). Each of Vantage and MediaRing beneficially has a shareholding interest in your Company that exceeds 28%. These requisition notices relate to the composition of your Company’s Board of Directors and are described in more detail in the enclosed Proxy Statement.

Subsequent to the receipt of the requisition notices, your Board of Directors received a letter dated October 4, 2006 (the “Connect Letter”) on behalf of Connect Holdings Limited (“Connect”) that requested an ordinary resolution to be added to the matters to be considered at the EGM that would appoint its nominee to your Board. In the interests of expediency and cost-efficiency and to resolve the various issues relating to Board composition, your Board has decided to include the Connect Proposed Resolution as an item on the agenda of the EGM.

Your vote is extremely important at this EGM.

Your Board of Directors (other than the Vantage nominee directors and the MediaRing nominee director who did not participate in the Board’s deliberations) believes that there is no good reason for the delivery of the requisition notice from Vantage (the “Vantage Notice of Requisition”) as it effectively seeks to remove and thereafter re-elect the same Directors. However, given that the Vantage Notice of Requisition has been delivered, the Board of Directors believes that it presents a good opportunity for the Board of Directors to share with you its view and vision with regard to the composition of the Board and the operation of your Company, and it provides you the opportunity to endorse or reject such view.

Your Board of Directors believes that it is in your long-term best interests as Shareholders that your Company has a strong and independent Board of Directors and thus recommends that the Board of Directors consist of a majority of independent directors, and that each of Vantage and MediaRing or any other major Shareholder determined by the Board of Directors to have an appropriate level of shareholding, have no more than one representative on the Board of Directors.

Due to the timing of the Connect Letter, the need for your Company to convene an EGM within a statutorily limited time period as a result of the delivery of the Vantage Notice of Requisition and Connect’s preference that the more appropriate forum for the consideration of their nominee be at the EGM, the Nominating/Corporate Governance Committee (the “NCG Committee”) has not had the opportunity to interview Connect’s nominee to determine his fitness to serve on the Board nor has your Board had the opportunity to fully consider the appropriateness of Connect having a nominee on the Board. Your Board therefore makes no recommendation as to whether Connect’s nominee should be appointed to the Board. It should also be noted that the appointment of Connect’s nominee is subject to the approval of the Info-Communications Development Authority of Singapore.

The Board composition contemplated by your Board would ensure that the Board is dedicated to all Shareholders’ interests, and avoids any actual or perceived misalignment of interests between the Board of Directors and Shareholders as a whole, and individual Shareholders such as Vantage, MediaRing and Connect. Accordingly, under the current circumstances, we recommend that the Board comprise of seven directors, four of whom are independent directors, one executive director and one representative from each of Vantage and MediaRing.

As your Board of Directors considers that your Board should comprise a majority of Directors who are independent of Shareholders and management, your Board of Directors also recommends that Shareholders consider and if thought fit, pass an additional resolution that your Board of Directors should hereafter comprise a majority of Directors who are independent (as such term may be defined under the rules of NASDAQ and/or any other stock exchange on which your Company may, in the future, have its ordinary shares listed) and if your Company shall at any time not be compliant with the foregoing, it shall take steps to ensure that it again becomes compliant as soon as possible thereafter.

The Board wishes to point out that in the event Shareholders do not vote to retain or re-elect the current independent Directors of the Board at this EGM, the operations of the Board’s committees, namely the NCG Committee, Audit Committee and Compensation & Administrative Committee, that require independent Directors to conduct their business would be severely disrupted which would adversely affect the smooth running of the Company’s operations.

Your Board of Directors believes that this EGM presents an excellent opportunity for you to endorse and put in place a strong, independent and representative Board that enables your Company to focus on expanding and growing the business and maximizing shareholder value. Your Board of Directors also believes that such a mandate from you should resolve any difference of views among Shareholders with regard to the composition and structure of the Board, as evidenced by the requisition notices received by your Company, and that your Company can thereafter focus on delivering value to all Shareholders.

Accordingly, your Board of Directors (other than the Vantage nominee directors and the MediaRing nominee director who did not participate in the Board’s deliberations) RECOMMENDS that you vote as follows:

1.	To retain the existing Board of Directors so that it may thereafter be re-constituted in the manner recommended above by your Board of Directors, vote AGAINST Resolutions 1 and 2;

2.

In the event Resolution 1 to remove all Directors is passed, to re-elect the existing Independent Directors, Mr. Claude Roger Charles, Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson, to the Board of Directors of your Company, vote FOR Resolutions 3 (Mr. Claude Roger Charles), 4 (Mr. Lim Soon Hock) and 5 (Mr. Tan Chin Kwang Johnson);

3.

In the event Resolution 1 to remove all Directors, including Mr. Phey Teck Moh, the President and Chief Executive Officer, is passed, to reinstate Mr. Phey as Director, President and Chief Executive Officer, vote FOR Resolution 6;

4.	In the event Resolution 1 to remove all Directors is passed, to include only one nominee from Vantage, either Mr. Tan Meng Dong or Ms. Zhang Yun, on the Board of Directors of your Company,

vote FOR Resolution 7 (Mr. Tan Meng Dong) and AGAINST

Resolution 8 (Ms. Zhang Yun),

OR

vote AGAINST Resolution 7 (Mr. Tan Meng Dong) and FOR

Resolution 8 (Ms. Zhang Yun);

5.

In the event Resolution 2 to remove the one MediaRing nominee Director whose appointment to the Board was effective after September 8, 2006 is passed, to include only one nominee from MediaRing, either Mr. Koh Boon Hwee or Mr. Walter J. Sousa, on the Board of Directors of your Company, vote FOR Resolution 9 (Mr. Koh Boon Hwee) and AGAINST

Resolution 10 (Mr. Walter J. Sousa),

OR

vote AGAINST Resolution 9 (Mr. Koh Boon Hwee) and FOR

Resolution 10 (Mr. Walter J. Sousa);

2

6.	To permit Shareholders to examine proxy forms in respect of votes made by way of proxy at the EGM, vote FOR Resolution 11;

7.

As your Board has not had an opportunity to fully consider nor decide on the appropriateness of Connect having a nominee on the Board or the fitness of its nominee to serve on the Board, accordingly, your Board makes NO RECOMMENDATION with regard to Resolution 12 (Mr. Steven Barry Simpson); and

8.	To support your Board of Directors’ recommendation that the Board of Directors should hereafter comprise a majority of Directors who are independent, vote FOR Resolution 13.

Your vote is very important. Please vote in the manner recommended above by your Board of Directors by following the instructions on and completing the proxy form enclosed with this letter.

For and on behalf of

The Board of Directors

Claude Roger Charles

Lead Independent Director

Pacific Internet Limited

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PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Pacific Internet Limited (the “Company”) will be held at 3 p.m. (Singapore time) on Tuesday, November 7, 2006 at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261, for the purpose of considering and, if thought fit, passing, with or without modifications, the following as Ordinary Resolutions:-

ORDINARY RESOLUTIONS

A.	ON THE REMOVAL OF DIRECTORS:

1.	REMOVAL OF THE PRE-REQUISITION DIRECTORS

THAT Mr. Claude Roger Charles, Mr. Lim Soon Hock, Mr. Tan Chin Kwang Johnson, Mr. Phey Teck Moh, Mr. Tan Meng Dong and Ms. Zhang Yun, be removed as Directors of the Company with immediate effect.

[Resolution 1]

2.	REMOVAL OF DIRECTORS APPOINTED ON OR AFTER SEPTEMBER 8, 2006(1)

THAT all Directors, if any, appointed by the Board of Directors of the Company on or after September 8, 2006, be removed as Directors of the Company with immediate effect.

[Resolution 2]

Note (1): Mr. Koh Boon Hwee was appointed as a Director with effect from the date of the approval of his appointment by the Info-Communications Development Authority of Singapore, which approval was given on September 26, 2006 and, as such, Resolution 2 applies to him. He has made representations with respect to the proposed Resolution 2 to remove him as a Director of the Company.

B.	ON THE APPOINTMENT OF THE INDEPENDENT DIRECTORS:

3.	APPOINTMENT OF MR. CLAUDE ROGER CHARLES AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Claude Roger Charles (having consented to act provided both Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 3]

4.	APPOINTMENT OF MR. LIM SOON HOCK AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Lim Soon Hock (having consented to act provided both Mr. Claude Roger Charles and Mr. Tan Chin Kwang Johnson be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 4]

5.	APPOINTMENT OF MR. TAN CHIN KWANG JOHNSON AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Tan Chin Kwang Johnson (having consented to act provided both Mr. Claude Roger Charles and Mr. Lim Soon Hock be and are hereby appointed as Directors of the Company with immediate effect) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 5]

C.	ON THE APPOINTMENT OF THE COMPANY’S EXECUTIVE DIRECTOR:

6.	APPOINTMENT OF MR. PHEY TECK MOH AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Phey Teck Moh (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 6]

D.	ON THE APPOINTMENT OF THE VANTAGE NOMINEE DIRECTORS:

7.	APPOINTMENT OF MR. TAN MENG DONG AS DIRECTOR

In the event Resolution 1 is passed:

THAT Mr. Tan Meng Dong (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 7]

8.	APPOINTMENT OF MS. ZHANG YUN AS DIRECTOR

In the event Resolution 1 is passed:

THAT Ms. Zhang Yun (subject to her consent) be and is hereby appointed as a Director of the Company with immediate effect.

[Resolution 8]

E.	ON THE APPOINTMENT OF THE DIRECTORS NOMINATED BY MEDIARING:

9.	APPOINTMENT OF MR. KOH BOON HWEE AS DIRECTOR

(1)	Scenario One with regard to Mr. Koh Boon Hwee(2)

In the event that (i) Mr. Koh Boon Hwee has become a Director of the Company; and (ii) Resolution 2 is passed:

THAT Mr. Koh Boon Hwee be and is hereby appointed as a Director of the Company with immediate effect.

(2)	Scenario Two with regard to Mr. Koh Boon Hwee

In the event that Mr. Koh Boon Hwee has not become a Director as at the time of the EGM:

THAT subject to the approval of the Info-Communications Development Authority of Singapore (the “IDA”) (if not already obtained), Mr. Koh Boon Hwee, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.

[Resolution 9]

Note (2): Mr. Koh Boon Hwee was appointed as a Director with effect from the date of the approval of his appointment by the IDA, which approval was given on September 26, 2006 and, as such, Scenario 1 of Resolution 9 applies to him.

10.	APPOINTMENT OF MR. WALTER J. SOUSA AS DIRECTOR

(1)	Scenario One with regard to Mr. Walter J. Sousa

In the event that (i) Mr. Walter J. Sousa has become a Director of the Company; and (ii) Resolution 2 is passed:

THAT Mr. Walter J. Sousa be and is hereby appointed as a Director of the Company with immediate effect.

(2)	Scenario Two with regard to Mr. Walter J. Sousa

In the event that Mr. Walter J. Sousa has not become a Director as at the time of the EGM:

THAT subject to the approval of the Info-Communications Development Authority of Singapore (the “IDA”) (if not already obtained), Mr. Walter J. Sousa, having consented to act, be and is hereby appointed as a Director of the Company with immediate effect or with effect from the date of the said approval of the IDA, as the case may be.

[Resolution 10]

F.	ON THE PROPOSED INSPECTION OF PROXY FORMS:

11.	INSPECTION OF PROXY FORMS

THAT the Company shall cause and permit all proxy forms (and any evidence of authorizations to sign such proxy forms) in respect of any votes made by way of proxy at the EGM to be made available for inspection by any shareholder of the Company during office hours at the registered office of the Company for a period of five days commencing from the conclusion of the EGM.

[Resolution 11]

3

G.	ON THE APPOINTMENT OF THE DIRECTOR NOMINATED BY CONNECT:

12.	APPOINTMENT OF MR. STEVEN BARRY SIMPSON AS DIRECTOR

THAT Mr. Steven Barry Simpson (subject to his consent) be and is hereby appointed as a Director of the Company with immediate effect. (3)

[Resolution 12]

Note (3): Mr. Steven Barry Simpson’s appointment as a Director is subject to the approval of the IDA.

H.	ON THE BOARD’S RECOMMENDATION THAT THE BOARD COMPRISE A MAJORITY OF INDEPENDENT DIRECTORS:

13.	MAJORITY OF INDEPENDENT DIRECTORS

THAT the Board of Directors should hereafter comprise a majority of Directors who are independent (as such term may be defined under the rules of NASDAQ and/or any other stock exchange on which the Company may, in the future, have its ordinary shares listed) and if the Company shall at any time not be compliant with the foregoing, it shall take steps to ensure that it again becomes compliant as soon as possible thereafter and in any event, by no later than any time limit stipulated by any applicable laws or regulatory authorities that have jurisdiction over the Company.

[Resolution 13]

By Order of the Board

Claude Roger Charles

Lead Independent Director

Pacific Internet Limited

October 12, 2006

Notes:

1.

The Board of Directors has fixed the close of business on September 14, 2006 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the EGM.

2.	A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.

If a proxy is appointed, the proxy form must be deposited at either the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146, not less than 48 hours before the time set for the EGM, that is no later than 3 p.m. on Sunday, November 5, 2006 (Singapore time) or 3 a.m. on Sunday, November 5, 2006 (New York time).

4

PROXY STATEMENT DATED TUESDAY, OCTOBER 19, 2006

THIS PROXY STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

This Proxy Statement is issued by Pacific Internet Limited (the “Company”). If you are in any doubt in relation to this Proxy Statement or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

PACIFIC INTERNET LIMITED

(Singapore Company Registration No. 199502086C)

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

in relation to

(1)    VANTAGE CORPORATION LIMITED’S REQUISITION RELATING TO THE PROPOSED

REMOVAL AND APPOINTMENT OF DIRECTORS

(2)    MEDIARING LTD’S REQUISITION RELATING TO THE PROPOSED:

(i)  APPOINTMENT OF ITS NOMINEE DIRECTORS

(ii)  INSPECTION OF PROXY FORMS

(3)    CONNECT HOLDINGS LIMITED’S PROPOSED RESOLUTION RELATING TO

THE APPOINTMENT OF ITS NOMINEE DIRECTOR

IMPORTANT DATES AND TIMES

Last date and time for lodgment of Proxy Form:	November 5, 2006 at 3 p.m. (Singapore time) November 5, 2006 at 3 a.m. (New York time)

Date and time of Extraordinary General Meeting:	November 7, 2006 at 3 p.m. (Singapore time)

Place of Extraordinary General Meeting:	Insight Room, #01-07 The Rutherford 89 Science Park Drive Singapore 118261

Your vote is very important. Whether or not you plan to attend the meeting and regardless of the number of ordinary shares that you own in the Company (“Shares”), we urge you to vote in accordance with the recommendations of your Board of Directors by promptly marking, signing, dating and returning the enclosed proxy form in the postage-paid envelope.

If you have any questions about your voting of Shares, please contact Mervin Wang, Senior Manager, Investor Relations, Phone: +65 6771 0780, Mobile: +65 9798 6077, Email: investor@pacific.net.sg.

	CONTENTS	PAGE

1.	RECEIPT OF WRITTEN REQUESTS	3

2.	REVIEW BY THE BOARD OF DIRECTORS	4

3.	THE BOARD OF DIRECTORS’ RECOMMENDATIONS	4

4.	MANAGEMENT’S VIEW	9

5.	EXTRAORDINARY GENERAL MEETING	9

6.	ACTION TO BE TAKEN BY SHAREHOLDERS	10

APPENDIX A	The Vantage Letter, the Vantage Notice of Requisition, the MediaRing Letter, the MediaRing Notice of Requisition, and the Connect Letter	A-1

APPENDIX B	The Announcements made by Vantage on September 29, 2006 and October 5, 2006	B-1

APPENDIX C	Detailed Curricula Vitae of the Pre-Requisition Directors (other than the Vantage Nominee Directors) and the Post-Requisition Director (incorporating his Representations)	C-1

APPENDIX D	Detailed Curriculum Vitae of Mr. Walter J. Sousa Detailed Curriculum Vitae of Mr. Steven Barry Simpson	D-1

1.	RECEIPT OF WRITTEN REQUESTS

1.1	The Vantage Notice of Requisition

On September 8, 2006, the Directors of the Company (the “Directors”) received a letter (the “Vantage Letter”) from Vantage Corporation Limited (“Vantage”), enclosing a shareholder’s notice of requisition (the “Vantage Notice of Requisition”). Under section 176 of the Companies Act (Chapter 50) of Singapore (the “Companies Act”), one or more shareholders holding 10% or more of the outstanding shares of a company can send a requisition notice to the board of directors of that company for the convening of an extraordinary general meeting to consider the matters set out in the requisition notice. Copies of both the Vantage Letter and the Vantage Notice of Requisition are annexed as Appendix A to this Proxy Statement.

Pursuant to the Vantage Notice of Requisition, Vantage requisitioned the Directors to convene an extraordinary general meeting of the Company (“EGM”) to consider and, if thought fit, resolve on certain ordinary resolutions relating to the constitution of the Company’s Board of Directors (collectively the “Vantage Proposed Resolutions”, and each a “Vantage Proposed Resolution”). The shareholders of the Company (“Shareholders”) are advised to refer to Appendix A for the full text and details of the Vantage Proposed Resolutions and Vantage’s rationale for the Vantage Proposed Resolutions.

1.2	The MediaRing Notice of Requisition

On September 15, 2006, the Directors received a letter (the “MediaRing Letter”) from MediaRing Ltd (“MediaRing”), enclosing a shareholder’s notice of requisition (the “MediaRing Notice of Requisition”). Copies of both the MediaRing Letter and the MediaRing Notice of Requisition are also annexed as Appendix A to this Proxy Statement.

Pursuant to the MediaRing Notice of Requisition, MediaRing requisitioned the Directors to convene an EGM to consider and, if thought fit, to pass, with or without amendment, certain ordinary resolutions relating to the constitution of the Company’s Board of Directors and the proposed inspection of proxy forms relating to the EGM (collectively the “MediaRing Proposed Resolutions”, and each a “MediaRing Proposed Resolution”). Shareholders are advised to refer to Appendix A for the full text and details of the MediaRing Proposed Resolutions and MediaRing’s rationale for the MediaRing Proposed Resolutions.

1.3	The Connect Letter

On October 4, 2006, the Directors received a letter (the “Connect Letter”) on behalf of Connect Holdings Limited (“Connect”), wherein Connect stated that it has Shares amounting to approximately 11.8% of the total issued shares of the Company as of August 17, 2006, and that it wishes to seek representation on the Company’s Board of Directors. Connect requested that the matters to be considered at the EGM to be convened pursuant to the Vantage Requisition Notice and the MediaRing Requisition Notice, include its resolution to elect its nominee to the Company’s Board of Directors (the “Connect Proposed Resolution”). A copy of the Connect Letter is also annexed as Appendix A to this Proxy Statement. Shareholders are advised to refer to Appendix A for the full text and details of the Connect Letter and the Connect Proposed Resolution.

1.4	The Composition of the Current Board of Directors

The Board of Directors of the Company (the “Board” or “Board of Directors”) currently consists of Mr. Phey Teck Moh, Mr. Claude Roger Charles, Mr. Lim Soon Hock, Mr. Tan Chin Kwang Johnson, Mr. Tan Meng Dong, Ms. Zhang Yun (each a “Pre-Requisition Director”) and Mr. Koh Boon Hwee (the “Post-Requisition Director”). Mr. Claude Roger Charles, Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson are the independent Directors (the “Independent Directors”). Mr. Phey Teck Moh is the current President and Chief Executive Officer of the Company. Mr. Tan Meng Dong and Ms. Zhang Yun are Directors nominated by Vantage to the Board of Directors (together the “Vantage Nominee Directors” and each a “Vantage Nominee Director”). Mr. Koh Boon Hwee is a Director nominated by MediaRing to the Board of Directors (the “MediaRing Nominee Director”).

MediaRing has also separately nominated Mr. Walter J. Sousa to be appointed to the Board of Directors. The Board is to meet to consider the recommendations of the Nominating/Corporate Governance Committee (the “NCG Committee”) regarding the appointment of Mr. Walter J. Sousa to the Board of Directors.

Connect has nominated Mr. Steven Barry Simpson to be appointed to the Board of Directors.

1.5	One Single EGM

To facilitate Shareholders’ deliberation of the Vantage Proposed Resolutions, the MediaRing Proposed Resolutions, and the Connect Proposed Resolution, and to provide a platform for an orderly resolution of the respective requisitions of Vantage and MediaRing, the Board of Directors has decided that it is prudent and cost-effective to hold one single EGM to consider each of the Vantage Proposed Resolutions, the MediaRing Proposed Resolutions and the Connect Proposed Resolution.

2.	REVIEW BY THE BOARD OF DIRECTORS

The Board of Directors has reviewed and accepted each of the Vantage Notice of Requisition and the MediaRing Notice of Requisition.

As such, the Board of Directors has determined to proceed to convene this EGM.

In the interests of expediency and cost-efficiency and to resolve the various issues relating to Board composition, your Board has also decided to include the resolution requested in the Connect Letter as an item on the agenda of the EGM.

3.	THE BOARD OF DIRECTORS’ RECOMMENDATIONS

3.1	Deliberations and Considerations

The Board of Directors has deliberated on the Vantage Proposed Resolutions, the MediaRing Proposed Resolutions and the Connect Proposed Resolution and has decided, in the best interests of Shareholders, that the Board of Directors should issue this Proxy Statement and make recommendations to Shareholders in respect of the proposed resolutions.

The Vantage Nominee Directors have determined that they would not participate in the deliberations of the Board relating to such recommendations. Similarly, the MediaRing Nominee Director has also determined that he would not participate in the deliberations of the Board relating to such recommendations. Accordingly, the recommendations of the Board included below and in the remainder of this Proxy Statement have been made by the Board without the participation of the Vantage Nominee Directors and the MediaRing Nominee Director.

The Board of Directors believes that there is no good reason for the delivery of the Vantage Notice of Requisition as it effectively seeks to remove and thereafter re-elect the same Directors. However, given that the Vantage Notice of Requisition has been delivered, the Board of Directors believes that the EGM presents a good opportunity for the Board of Directors to share with Shareholders its view and vision with regard to the composition of the Board, and it provides Shareholders the opportunity to endorse or reject such view.

On September 29, 2006, Vantage announced that it will be convening an extraordinary general meeting of its shareholders to receive their approval with regard to the potential disposal of all or part of Vantage’s interest in the Company or the acquiring of additional Shares, including through making a partial or general offer for Shares which it does not already hold (the “Vantage EGM”). Vantage also announced on October 5, 2006 that it has engaged financial and legal advisors to advise it in respect of its investment in the Company. Copies of both announcements by Vantage are annexed as Appendix B to this Proxy Statement, for Shareholders’ review.

In the light of Vantage’s announcements, the Board considered it prudent to write to both Vantage and MediaRing to invite them to withdraw their respective requisition notices so that the convening of the EGM may be delayed beyond the period allowed under the Companies Act, and Shareholders may first be informed of Vantage’s firm intentions towards the Company before convening an EGM to decide on the composition of the Board of Directors.

MediaRing agreed to the withdrawal of the MediaRing Notice of Requisition only if Vantage agreed to the withdrawal of the Vantage Notice of Requisition. However, Vantage has rejected the Board’s request to withdraw the Vantage Notice of Requisition and asked the Board to comply with section 176 of the Companies Act, and proceed to convene the EGM within two months after the Company’s receipt of the Vantage Notice of Requisition.

Therefore, as both Vantage and MediaRing have not agreed to withdraw their respective requisition notices nor an extension of time for the convening of the EGM, the Board of Directors shall proceed to convene this EGM within the statutorily mandated period set out in section 176 of the Companies Act.

In addition, the views of the management of the Company relating to the Board of Directors and the benefits of a stable Board on the operations and direction of the Company, are articulated in Section 4 below.

Shareholders should read and consider carefully this Proxy Statement in its entirety, before voting on the Ordinary Resolutions set out in the Notice of Extraordinary General Meeting (the “Notice of EGM”).

3.2	Recommendations on the Constitution of the Board of Directors

Majority of Independent Directors on the Board of Directors

The Company is required under NASDAQ’s Marketplace Rule 4350(c)(1) to have a majority of independent directors on its Board unless it elects to follow the practice of its country of incorporation. Since 2005, the Company has elected to follow home country practice. However, the Board of Directors is of the view that the Company should strictly adhere in the future to this principle requiring a majority of independent Directors on the Board as this would assist to improve and strengthen corporate governance standards in the Company, increase investor confidence and protect all Shareholders’ interests. The Board of Directors notes that since last year, the business of the Company has been distracted by a number of events outside its control, including the receipt of the Vantage Requisition Notice, the MediaRing Requisition Notice and the Connect Proposed Resolution. The Board believes that the presence of major, strong Shareholders affirms the Board’s belief about the intrinsic value of the Company and may lead to accretive business opportunities for the Company. However, the voices of the major Shareholders may also be divisive and distract the Company from running its business. Accordingly, the Board of Directors believes it is in the best interests of the Company and all Shareholders, that Shareholders provide a strong mandate to the Board of Directors with regard to the composition of the Board. The Board believes that this will also forestall any later challenges by any Shareholder as to what such composition should be.

In this connection, the Board of Directors believes that this EGM presents an excellent opportunity for Shareholders to endorse and put in place a strong, independent and representative Board that enables the Company to focus on expanding and growing the business and maximizing shareholder value. The Board also believes that such a mandate from Shareholders should resolve any difference of views Shareholders may have with regard to the composition and structure of the Board of Directors, as evidenced by the requisition notices received by the Company, and that the Company can thereafter focus on delivering value to all Shareholders.

The Board of Directors however recognises that major Shareholders may also want to be represented on such a strong and independent Board of Directors and will generally consider an appropriate level of such representation if so requested.

For the reasons set out above, the Board believes that the Board should comprise of a majority of Directors who are independent (as such term may be defined under the rules of NASDAQ and/or any other stock exchange on which the Company may, in the future, have its ordinary shares listed) and if the Company shall at any time not be compliant with the foregoing, it shall take steps to ensure that it again becomes compliant as soon as possible thereafter and in any event, by no later than any time limit stipulated by any applicable laws or regulatory authorities that have jurisdiction over the Company. Accordingly, the Board would recommend that Shareholders consider and if thought fit, pass an additional resolution that the Board should henceforth comprise a majority of such independent Directors. The Board also believes that the major Shareholders should, at this point in time, have no more than one nominee each on the Board of Directors.

The Board of Directors believes that such a composition (a) avoids any actual or perceived misalignment of interests between the Board of Directors and Shareholders as a whole, and individual Shareholders such as Vantage, MediaRing and Connect, and permits the management of the Company to carry out its objectives without distraction by Shareholder issues; and (b) at the operational level, ensures that assets of the Company are properly preserved, deployed and utilised in the best interests of all Shareholders.

With the foregoing in mind, and having regard also to the need to ensure that the Board is not, for the size of the Company, too large (which may render the Board unwieldy), the Board recommends that the composition of the Board at this time should comprise a total of seven Directors, four of whom are independent of Shareholders and management, one executive Director, and one representative from each of Vantage and MediaRing as long as they each continue to remain as a major Shareholder as determined by the Board of Directors.

Retention of Mr. Phey Teck Moh as President and Chief Executive Officer, and Director

The Board of Directors believes that Mr. Phey Teck Moh should continue to be the President and Chief Executive Officer of the Company, and on the Board of Directors. Mr. Phey is well respected in the field and has brought excellent leadership to the President and Chief Executive Officer position. Accordingly, the Board believes that Mr. Phey should continue or be re-elected, as the case may be, as a Director.

The Board notes that under the Company’s Articles of Association, if Mr. Phey is removed as a Director and then not re-appointed, he cannot continue as the Chief Executive Officer of the Company. The Board believes that such removal of Mr. Phey would not be in the best interests of the Company and would adversely affect the implementation of the Company’s current strategy.

Retention of Independent Directors

Mr. Claude Roger Charles was appointed as an Independent Director on the Board on September 9, 2005 (and as Lead Independent Director on January 11, 2006), and sits on the Audit Committee, Litigation Committee (as Chairman) and NCG Committee.

Mr. Lim Soon Hock was appointed as an Independent Director on the Board on October 10, 2005, and sits on the Audit Committee (as Chairman), Compensation & Administrative Committee, Executive Committee, Litigation Committee and NCG Committee.

Mr. Tan Chin Kwang Johnson was appointed as an Independent Director on the Board on September 9, 2005, and sits on the Audit Committee, Compensation & Administrative Committee and NCG Committee.

The Independent Directors bring to the Company the benefit of their expertise in their various fields, are familiar with the Company and are dedicated to it and guiding it towards achieving its targets and vision for the maximization of shareholder value.

To demonstrate their strong conviction that the Company should have a majority of Directors who are independent of Shareholders and management, each of the Independent Directors (being Mr. Claude Roger Charles, Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson) have indicated that:

(a)	he consents to be re-appointed as Director should he be removed pursuant to Resolution 1 as set out in the Notice of EGM; but that

(b)	his consent is subject to both of the other two Independent Directors being re-appointed as Directors pursuant to Resolutions 3, 4 and 5 (as set out in the Notice of EGM).

The Board has decided that it should henceforth have a majority of independent Directors as it believed that this is sound corporate governance. The Board wishes to point out that in the event Shareholders do not vote to retain or re-elect the current independent Directors of the Board at this EGM, the operations of the Board’s committees, namely the NCG Committee, Audit Committee and Compensation & Administrative Committee, that currently require independent Directors to conduct their business, would be severely affected which would adversely affect the smooth running of the Company’s operations.

Election of One Nominee from each of Vantage and MediaRing

As discussed above, the Board believes that major Shareholders such as Vantage and MediaRing should, at this point in time, only have one representative each on the Board of Directors. Accordingly, the Board recommends that Shareholders vote for one candidate and vote against the other candidate proposed by each of Vantage and MediaRing.

No Recommendation on Connect Nominee

The identification and recommendation to the Board of suitably qualified individuals for appointment as Directors is conducted by the NCG Committee. The NCG Committee will meet and interview the relevant Board nominee prior to making its recommendations to the Board. Upon receiving the NCG Committee’s recommendations, the Board will convene to deliberate prior to coming to a decision as to whether to approve the appointment of such Board nominee. In discharging its duties, the NCG Committee will be guided by applicable regulatory requirements of the United States Securities and Exchange Commission, the NASDAQ Stock Market, the Companies’ Act, and any other applicable law, regulation or guideline issued by any relevant authority. The NCG Committee will also consider the practicality of the number of Directors the Board should comprise of, taking into account diversity of views, experience and expertise, decision-making efficacy, and whether the Directors’ knowledge and skills are complementary with one another, balanced against the scope and nature of the Company’s operations and its interests and needs.

The Board of Directors considers that the Company’s usual practice with regard to Board appointments is sound corporate governance as the NCG Committee is tasked to fully consider all the relevant issues and factors in deciding whether the appointment of a new Director would strengthen the Board of Directors and if it is in the Company’s best interests. The Board of Directors has thus far consistently applied this standard practice to all requests for Board representations and all Board nominees.

Due to the timing of the Connect Letter and Connect’s preference that the more appropriate forum for the consideration of their nominee be at the EGM, the NCG Committee has not had the opportunity to interview Connect’s nominee to determine his fitness to serve on the Board nor has the Board had the opportunity to fully consider the appropriateness of Connect having a nominee on the Board and accordingly the Board makes no recommendation with regard to the candidate proposed by Connect. The appointment of Connect’s nominee is also subject to the approval of the Info-Communications Development Authority of Singapore.

3.3	Curricula Vitae and Representations

At the request of the Pre-Requisition Directors (other than the Vantage Nominee Directors, who have declined to submit their curricula vitae) and the Post-Requisition Director, their respective curricula vitae as provided by them (but which have not been independently verified by the Company) are set out as Appendix C to this Proxy Statement.

Shareholders should note that the Post-Requisition Director has made representations in respect of the proposed resolution to remove him as a Director, and such representations are set out as Appendix C to this Proxy Statement immediately after his curriculum vitae.

For completeness, the curriculum vitae of each of Mr. Walter J. Sousa and Mr. Steven Barry Simpson is also set out as Appendix D to this Proxy Statement, for Shareholders’ consideration.

3.4	Voting Recommendations on the Constitution of the Board of Directors

For the reasons set forth above, the Board of Directors RECOMMENDS that you vote on the Ordinary Resolutions set out in the Notice of EGM as follows:

1.	To retain the existing Board of Directors so that it may thereafter be re-constituted in the manner recommended above by your Board of Directors, vote AGAINST Resolutions 1 and 2;

2.

In the event Resolution 1 to remove all Directors is passed, to re-elect the existing Independent Directors, Mr. Claude Roger Charles, Mr. Lim Soon Hock and Mr. Tan Chin Kwang Johnson, to the Board of Directors, vote FOR Resolutions 3 (Mr. Claude Roger Charles), 4 (Mr. Lim Soon Hock) and 5 (Mr. Tan Chin Kwang Johnson);

3.

In the event Resolution 1 to remove all Directors, including Mr. Phey Teck Moh, the President and Chief Executive Officer, is passed, to reinstate Mr. Phey as Director, President and Chief Executive Officer, vote FOR Resolution 6;

4.	In the event Resolution 1 to remove all Directors is passed, to include only one nominee from Vantage, either Mr. Tan Meng Dong or Ms. Zhang Yun, on the Board of Directors,

vote FOR Resolution 7 (Mr. Tan Meng Dong) and AGAINST

Resolution 8 (Ms. Zhang Yun),

OR

vote AGAINST Resolution 7 (Mr. Tan Meng Dong) and FOR

Resolution 8 (Ms. Zhang Yun);

5.

In the event Resolution 2 to remove the one MediaRing Nominee Director whose appointment to the Board was effective after September 8, 2006 is passed, to include only one nominee from MediaRing, either Mr. Koh Boon Hwee or Mr. Walter J. Sousa, on the Board of Directors,

vote FOR Resolution 9 (Mr. Koh Boon Hwee) and AGAINST

Resolution 10 (Mr. Walter J. Sousa),

OR

vote AGAINST Resolution 9 (Mr. Koh Boon Hwee) and FOR

Resolution 10 (Mr. Walter J. Sousa);

6.

As at the date of this Proxy Statement, since the Board has not had an opportunity to fully consider the appropriateness of Connect having a nominee on the Board or the fitness of Mr. Steven Barry Simpson to serve on the Board, accordingly the Board makes NO RECOMMENDATION with regard to Resolution 12 (Mr. Steven Barry Simpson); and

7.	To support the Board’s recommendation that the Board of Directors should hereafter comprise a majority of Directors who are independent, vote FOR Resolution 13.

In exercising their votes at the EGM, Shareholders are therefore advised to vote their Shares in such a manner as to give effect to the recommendations of the Board of Directors as set out above.

3.5	Recommendations on Proposed Inspection of Proxy Forms

The Board of Directors has considered the MediaRing Proposed Resolution relating to the inspection of proxy forms and is of the view that this is a reasonable proposal. Accordingly, the Board of Directors recommends Shareholders vote FOR Resolution 11 as set out in the Notice of EGM.

4.	MANAGEMENT’S VIEW

The Company’s management, consisting of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Information Officer, and all Group Senior Vice Presidents, Vice Presidents and country Managing Directors (the “Management”), has developed an aggressive strategic plan to transform the business and triple the revenues of the Company in five years. Execution of this plan, the Management believes, will maximize shareholder value. The critical role of Management is always to maximise shareholder value through ensuring that our services always anticipate and thereafter meet and/or exceed the expectations of our customers. The Management is of the view that a stable Board is required for the effective execution of our strategic plan and overseeing of the direction of and guiding Management. Despite the uncertainty and distractions caused by recent events outside the Company’s control, the Management has worked very hard to continue to execute and maintain the Company’s focus on its strategic plan. The Management is cognizant that any Shareholder disputes have the potential of eroding Shareholder, employee and customer confidence. The Management trusts that our Shareholders will vote on the resolutions before them in a manner that will ensure a Board that is:

•	representative of the interests of all Shareholders;
•	capable and committed to the delivery of long-term value to Shareholders;
•	compliant with the principles of good corporate governance in tandem with the Company’s listing on NASDAQ;
•	compliant with all legal and regulatory requirements; and
•	of the highest ethical standards.

5.	EXTRAORDINARY GENERAL MEETING

The EGM will be held at 3 p.m (Singapore time) on Tuesday, November 7, 2006 at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261. The purpose of the EGM is for Shareholders to consider and, if thought fit, pass with or without any modifications, the Ordinary Resolutions set out in the Notice of EGM.

Record Date

Owners of Shares as of the close of business on September 14, 2006 (New York time) (the “Record Date”) will receive notice of and be entitled to attend and vote at the EGM.

Attendance

Shareholders will not be entitled to attend the EGM if their name does not appear on the share register. If Shares are held through a broker, Shareholders should contact this broker and request that the broker provide them with evidence of Share ownership. Such documentation, when presented in an acceptable form at the registration desk at the EGM, will enable a Shareholder to attend the meeting.

6.	ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM will find, enclosed herewith, a proxy form which they are requested to complete, sign and return in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at either the registered office of the Company at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261, or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146, not less than 48 hours before the time fixed for the EGM. The completion and return of a proxy form by a Shareholder does not preclude him from attending and voting in person at the EGM in place of his proxy.

The last date and time for lodgment of proxy forms is at 3 p.m. on Sunday, November 5, 2006 (Singapore time) or 3 a.m. on Sunday, November 5, 2006 (New York time).

For and on behalf of

The Board of Directors

Claude Roger Charles

Lead Independent Director

Pacific Internet Limited

APPENDIX A

THE VANTAGE LETTER, THE VANTAGE NOTICE OF REQUISITION, THE MEDIARING LETTER AND THE MEDIARING NOTICE OF REQUISITION, AND THE CONNECT LETTER

VANTAGE
CORPORATION LIMITED
(Registration No. 192700053G)

8 September 2006

The Directors
Pacific Internet Limited

BY EMAIL

Dear Directors,

MANDATE

As you know, there has been recent discussions as to who should be directors of PacNet. In particular, the following were discussed:

1. Should MediaRing be allowed to have its nominees as directors of PacNet?

2. Should Vantage and MediaRing have only one director each on the PacNet Board?

3. Whether MediaRing's nominees would be in a conflict given that MediaRing is in the VOIP business (which is one of the businesses PacNet intends to be in).

These are extremely important and fundamental issues.

Vantage feels that there is also a larger issue. That issue is whether directors of PacNet should be elected, and thus be given a mandate to lead, by the shareholders of PacNet.

Vantage is of the view that given the fundamental nature of these issues, the shareholders should be given an opportunity to decide who they want to be directors of PacNet. This is an opportune time as PacNet is now settling down after the events over the last 6 months particularly, MediaRing's attempt to take over PacNet.

...2/-

VANTAGE

80 Raffles Place 29th Floor UOB PLaza 2 Singapore 048624 • Telephone +65 6533 2233 • Facsimile +65 6533 0011

- 2 -

For this reason, Vantage have decided to requisition the Board to call an Extraordinary General Meeting ("EGM") to elect or remove all of the directors of PacNet. This includes the Tan Meng Dong and Zhang Yun. The advantage of this is that the directors who are elected at this forthcoming EGM will be cloaked with the mandate of the shareholders. We welcome MediaRing putting up their nominees for this election, if they so wish.

The Board should call the EGM as soon as possible and in any event, within the next 21 days. We believe that it is in the interest of everybody that these issues be resolved quickly. Also, it is inappropriate for the Board to make a decision on whether MediaRing's nominees should be appointed as directors. The shareholders will decide this at the EGM.

Please find attached our requisition for your information.

Best Regards

Tan Meng Dong
Vantage Corporation Limited

Encls.

VANTAGE
CORPORATION LIMITED
(Registration No. 192700053G)

BY HAND

8 September 2006

The Directors
Pacific Internet Limited
89 Science Park
#01-07 The Rutterford
Singapore 118261

Dear Sirs

REQUISITION PURSUANT TO SECTION 176 OF THE COMPANIES ACT (CAP. 50) (THE "ACT") IN RESPECT OF PACIFIC INTERNET LIMITED

We, the undersigned being Members of Pacific Internet Limited ("the Company"), holding shares representing not less than 10% of the paid-up capital as at the date of the deposit of this requisition carries the right of voting at general meetings, do hereby give notice that we are exercising our rights pursuant to Section 176 of the Act and do requisition you to convene an extraordinary general meeting of the Company to be held as soon as practicable but in any case not later than two (2) months after the date of receipt by you of this requisition. The objects of the meeting are to consider, and if thought fit, to resolve as follows:

Ordinary Resolutions:

1. To remove Claude Roger Charles, Lim Soon Hock, Johnson Tan Chin Kwang, Phey Teck Moh, Tan Meng Dong and Zhang Yun as directors of the Company with immediate effect.

3. To elect Claude Roger Charles (subject to his consent) as a director of the Company with immediate effect.

4. To elect Lim Soon Hock (subject to his consent) as a director of the Company with immediate effect.

80 Raffles Place 29th Floor UOB Plaza 2 Singapore 048624 • Telephone +65 6533 2233 • Facsimile +65 6533 0011

1

5. To elect Johnson Tan Chin Kwang (subject to his consent) as a director of the Company with immediate effect.

6. To elect Phey Teck Moh (subject to his consent) as a director of the Company with immediate effect.

7. To elect Tan Meng Dong (subject to his consent) as a director of the Company with immediate effect.

8. To elect Zhang Yun (subject to her consent) as a director of the Company with immediate effect.

____
Signature of Member
Name of Member: Vantage Corporation Limited
No. of Shares Held: 3,879,373

2

mediaring®

MediaRing Ltd (RCB No. 199304568R)
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Tel 65 6441 1213
Fax 65 6441 3013
www.mediaring.com

15 September 2006 By Fax & By Hand

Board of Directors
Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261

Attn: Mr Claude Charles

Dear Sir,

Requisition for Convening of Extraordinary General Meeting Pursuant to Section 176 of the Companies Act

Introduction

We refer to our requests to the board of directors of Pacific Internet Limited ("**PacNet**") to appoint two of its nominees to the Board of the Company, namely Messrs Koh Boon Hwee and Walter J. Sousa (in place of our previous nominee Khaw Kheng Joo) (the "**MediaRing Nominees**"), and would like to thank the Board for your approval of the appointment of Mr Koh Boon Hwee.

MediaRing has as at the date hereof 4,056,163 PacNet shares, representing 29.7 % of the issued shares of PacNet, based on 13,652,694 issued shares as at 31 July 2006. As you would appreciate, in view of MediaRing's sizeable investment in PacNet, and that MediaRing is the largest shareholder of PacNet, MediaRing would like to seek representations on the Board of Directors of PacNet. As you would note from the resume of the MediaRing Nominees provided to you previously, both Mr Koh and Mr Sousa have vast and extensive experience in the tele-communications industry, with excellent credentials and reputation in the corporate world. MediaRing is confident that the participation of Mr Koh and Mr Sousa (if appointed) on the PacNet Board will be able to bring value to the future growth of PacNet.

However, we note that Vantage Corporation Limited ("**Vantage**") has on 8 September 2006 requisitioned to Pacific Internet Limited (the "**Company**") to convene an extraordinary general meeting of the Company ("**Vantage Requisitioned EGM**") to remove the current directors, including the directors, if any, appointed on or after 8 September 2006, and to elect each of the persons who are currently directors of the Company ("**Vantage Requisition**"). We are completely surprised and puzzled by the action taken by Vantage in Vantage Requisition, which appears to be directed at removing any MediaRing Nominee that may be appointed by the PacNet Board.

MediaRing's Requisition

We believe that as a major (and in fact the largest) shareholder of PacNet, MediaRing should have the appropriate representations on PacNet Board. Accordingly, we would like to similarly put forward our proposed directors' appointment to the shareholders in the event that Vantage Requisitioned EGM is convened and its proposed resolutions to remove any of appointed MediaRing Nominees is/are passed.

We enclose our formal requisition pursuant to section 176 of the Singapore Companies Act for your attention. We would appreciate if you could let us have the draft notice of EGM for our review before printing and despatching the same.

Please contact our CEO, Mr Khaw Kheng Joo at 62405608 if you have any queries on the above.

Yours sincerely,
MediaRing Ltd

Koh Boon Hwee
Director

mediaring®

MediaRing Ltd (RCB No. 199304568R)
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Tel 65 6441 1213
Fax 65 6441 3013
www.mediaring.com

15 September 2006

BY FAX AND BY HAND

Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261

Attn: The Board of Directors

Dear Sirs

REQUISITION PURSUANT TO SECTION 176 OF THE COMPANIES ACT (CAP. 50) (THE "ACT") IN RESPECT OF PACIFIC INTERNET LIMITED

Introduction

MediaRing has requested the board of directors of the Company (the "**Board**") to appoint two of its nominees to the Board of the Company, namely Messrs Koh Boon Hwee and Walter J. Sousa (the "**MediaRing Nominees**").

MediaRing notes that Vantage Corporation Limited ("**Vantage**") has on 8 September 2006 requisitioned to Pacific Internet Limited (the "**Company**") to convene an extraordinary general meeting of the Company ("**Vantage Requisitioned EGM**") to remove the current directors, including the directors, if any, appointed on or after 8 September 2006, and to elect each of the persons who are currently directors of the Company ("**Vantage Requisition**").

Requisition Pursuant to Section 176 of the Companies Act

We, the undersigned, being members holding not less than 10.0 per cent of the issued shares of the Company (as nominees for MediaRing Ltd) carrying the right to vote at general meetings of the Company as at the date of the deposit of this requisition, hereby give notice that we are exercising our rights pursuant to Section 176 of the Act and do requisition you to convene an extraordinary general meeting of the Company ("**EGM**") to be held as soon as practicable but in any case no later than two (2) months after the date of receipt by you of this requisition.

The objects of the EGM are to consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions, depending on the scenario as applicable as at the time of the EGM:-

In the event that (i) Mr Koh Boon Hwee has become a director of the Company; and (ii) the resolution proposed by Vantage pursuant to Vantage Requisition with regard to the removal of Mr Koh Boon Hwee as a director has been passed :

"Ordinary Resolution :

"Ordinary Resolution :

2. **Appointment of Mr Walter J. Sousa as a Director**

In the event that (i) Mr Walter J. Sousa has become a director of the Company; and (ii) the resolution proposed by Vantage pursuant to Vantage Requisition with regard to the removal of Mr Walter J. Sousa as a director has been passed :

"Ordinary Resolution :

"Ordinary Resolution :

3. **Inspection of Proxy Forms**

"Ordinary Resolution :

Given that the respective objects of Vantage Requisitioned EGM and the EGM hereby requisitioned by us similarly concern the board composition of the Company, we request that the Board convene one single extraordinary general meeting for the purpose of considering the ordinary resolutions proposed by Vantage and the ordinary resolutions proposed by us herein, in order to avoid confusion amongst the shareholders of the Company with regard to which directors are to be removed and/or appointed.

We hereby reserve the right to withdraw and not propose any of the aforesaid proposed resolutions on or prior to the EGM, without assigning any reason.

Signed by : CHRIS VAN AEKEN, for and on behalf of,
Morgan Stanley & Co International Limited
(as bare nominee of and pursuant to the
direction of MediaRing Ltd)
Number of shares held as registered member:
3,367,191

Signed by : Koh Boon Hwee,
for and on behalf of,
MediaRing Ltd
Number of shares held as registered member:
651,572
Number of shares beneficially held : 4,056,163

FRESHFIELDS DREW & NAPIER

SINGAPORE
Freshfields Drew & Napier Pte Ltd
20 Raffles Place #18-00
Ocean Towers
Singapore 048620
T+ 65 6535 6211
Direct T+ 65 6535 6211
F+ 65 6533 5007
E
W freshfields.com

DOC ID
OUR REF YLT/SH
YOUR REF
CLIENT MATTER NO.

Board of Directors
Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore 118261

For the attention of:
Mr. Claude Charles
Lead Independent Director

By Fax: (65) 6872 5912
1 letter plus 1-page enclosure

4 October 2006

Dear Sirs

Pacific Internet Limited (the *Company*) – Proposed Appointment of Director

We write on behalf of Connect Holdings Limited (***Connect***).

As you are aware, Connect has recently acquired shares of the Company which in aggregate represent approximately 11.8 per cent of the issued shares of the Company outstanding as of 17 August 2006 (based on information contained in the Company's Form 6-K). Connect understands from public records that, following requisitions by certain shareholders, the Company will convene an Extraordinary General Meeting (EGM) to consider resolutions concerning the removal and election/appointment of directors of the Company.

Connect wishes to seek board representation and proposes Mr. Steven Barry Simpson as its nominee. Accordingly Connect requests that the following ordinary resolution be added to the matters to be considered at the above EGM:

In this regard, we enclose the curriculum vitae of Mr. Simpson.

Yours faithfully

Freshfields Drew & Napier
Freshfields Drew & Napier
on behalf of Connect Holdings Limited

Freshfields Drew & Napier Pte Ltd (company registration number 200007686G) is a joint law venture in Singapore between Freshfields Bruckhaus Deringer and Drew & Napier LLC

Amsterdam Barcelona Beijing Berlin Bratislava Brussels Budapest Cologne Dubai Düsseldorf Frankfurt am Main Hamburg Hanoi Ho Chi Minh City Hong Kong London Madrid Milan Moscow Munich New York Paris Rome Shanghai Singapore Tokyo Vienna Washington

Curriculum Vitae of Steven Barry Simpson

Australian citizen, resident in Singapore.
Age: 55 years
Married with one adult son.

Professional qualifications: B Comm., CPA, ACIS, MIoD - (Chartered Accountant, Chartered Secretary, Member of the Institute of Chartered Directors.)

Board member for several Public and Private sector companies.

Interests: downhill skiing, Golf, alpine trekking.

Mr. Simpson is a Principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of "hands on" experience in the Asia-Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatizations, mergers, acquisitions and debt and equity capital market activities.

He has successfully led several financial advisory roles for IPO launches for both State and private sector clients and has also been active in advisory roles in debt capital markets, both domestic and international bond and banking debt instrument issues. He has also undertaken a variety of activities on behalf of International agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatization activities.

Previously, Mr. Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia with extensive experience in the areas of corporate restructuring, business workouts and corporate strategic planning. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian practices and a member of the firms Resource sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant (CPA), a Chartered Secretary and a member of the Institute of Chartered Directors. He is a Commerce graduate from the University of New South Wales.

Primary directorships:

1. Jasper investments Limited -- Singapore Stock exchange -- independent director
Jasper is an investment holding company with substantial cash assets and major private equity funds as shareholders. Its expressed intention is to undertake significant investments throughout the Asian region.

2. C2C Pte Ltd -- private Co. -- Bermuda -- Chairman of the Board
The Company owns one of Asia's largest undersea cable networks. Shareholders include major private equity funds.

3. Goldsource Limited -- Toronto Stock exchange -- independent director
The Company is a well-funded diamond exploration group with a focus on early-stage projects in Canada.

4. Four Seasons Hotel -- private Co. -- Indonesia – Commissioner/ Owners representative
The Company is the owner of the Four Seasons Hotel -- a significant five-star operation. The primary shareholders are Citigroup.

APPENDIX B

THE ANNOUNCEMENTS MADE BY VANTAGE ON SEPTEMBER 29, 2006 AND

OCTOBER 5, 2006

VANTAGE
CORPORATION LIMITED
(Registration No. 192700053G)

INVESTMENT IN PACIFIC INTERNET LIMITED

- **PROPOSED DISPOSAL OF SHARES IN PACIFIC INTERNET LIMITED ("PACNET"); OR IN THE ALTERNATIVE,**
- **PROPOSED ACQUISITION OF FURTHER SHARES IN PACNET, INCLUDING THE MAKING OF A PARTIAL OR GENERAL OFFER FOR SHARES IN PACNET**

The Board of Directors (the "**Board**") of Vantage Corporation Limited (the "**Company**") wish to announce that the Company is evaluating its investment of 3,879,373 shares in Pacific Internet Limited ("**PacNet**"), which represents an approximate 28.35% interest in PacNet and in connection therewith, is ***considering***:

(a) the potential disposal (the "**Potential Disposal**") of all or part of its interest in PacNet; or

(b) acquiring additional shares in PacNet, including making a partial or a general offer (the "**Potential PacNet Offer**") for shares in PacNet which the Company does not already hold.

For the avoidance of doubt, the Board has not yet taken a decision on either the Potential Disposal or the Potential PacNet Offer and this announcement should not be construed to be an offer for the PacNet Shares which the Company does not already own.

The Potential Disposal as well as the Potential PacNet Offer will each be considered major transactions pursuant to Chapter 10 of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual, if undertaken, and will accordingly require the approval of shareholders.

The Company will be making an application to obtain confirmation from the SGX-ST that the Potential PacNet Offer will be treated as a 'major transaction' under Chapter 10 of the Listing Manual, and not a 'very substantial acquisition', notwithstanding that the Potential PacNet Offer may, under certain circumstances, exceed the specified thresholds as calculated under Rule 1006 of the SGX-ST Listing Manual.

...2/-

VANTAGE

80 Raffles Place 29th Floor UOB Plaza 2 Singapore 048624 • Telephone +65 6533 2233 • Facsimile +65 6533 0011

- 2 -

The Directors believe that pending a firm decision to undertake the Potential Disposal or the Potential PacNet Offer, it is important for the Board to be authorised to negotiate and execute definitive documents and take all necessary action to complete either the Potential Disposal or the Potential PacNet Offer. This is to allow for the flexibility for the Company to act quickly and decisively on opportunities to maximize the value of the Company's investment in PacNet.

Accordingly, the Board will be seeking a mandate (the "**PacNet Mandate**") from the shareholders of the Company to undertake the Potential Disposal or the Potential PacNet Offer. In either situation, the Board will be guided by the principles of acting in the best interests of shareholders, by balancing on the one hand, the protection of all shareholders' interests and keeping shareholders apprised of all significant transactions undertaken by the Company and, on the other hand, maximizing the value of the Company's investment in PacNet.

A circular to shareholders (the "**Shareholders' Circular**"), together with notice of the Extraordinary General Meeting to consider the resolution to approve the PacNet Mandate, will be despatched to shareholders of the Company in due course. The Shareholders' Circular will contain, *inter alia*, details of the scope of the PacNet Mandate.

The issuance of the Shareholders' Circular will, as required pursuant to the Listing Manual, be subject to the approval of the SGX-ST, and shall be despatched to shareholders after receipt of such approval.

By Order of the Board

Cheong Sook Fun
Company Secretary

29 September 2006
Singapore

VANTAGE
CORPORATION LIMITED
(Registration No. 192700053G)

INVESTMENT IN PACIFIC INTERNET LIMITED
- **PROPOSED DISPOSAL OF SHARES IN PACIFIC INTERNET LIMITED ("PACNET"); OR IN THE ALTERNATIVE,**
- **PROPOSED ACQUISITION OF FURTHER SHARES IN PACNET, INCLUDING THE MAKING OF A PARTIAL OR GENERAL OFFER FOR SHARES IN PACNET**

The Board of Directors (the "**Board**") of Vantage Corporation Limited (the "**Company**") refer to the announcement dated 29 September 2006 in relation to the proposed mandate (the "**PacNet Mandate**") to be sought from the shareholders of the Company for the Board to deal with its investment in PacNet.

The Board would like to inform shareholders that:

(a) Omega Capital Limited has been engaged as financial advisers to the Company; and

(b) Stamford Law Corporation has also been engaged by the Company to advise on compliance with applicable laws and regulations (including the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual),

in connection with the PacNet Mandate.

As announced on 29 September 2006, a circular to shareholders (the "**Shareholders' Circular**"), together with notice of the Extraordinary General Meeting to consider the resolution to approve the PacNet Mandate, will be despatched to shareholders of the Company in due course. The Shareholders' Circular will contain, *inter alia,* details of the scope of the PacNet Mandate.

The issuance of the Shareholders' Circular will, as required pursuant to the SGX-ST Listing Manual, be subject to the approval of the SGX-ST, and shall be despatched to shareholders in due course after receipt of such approval.

By Order of the Board

Cheong Sook Fun
Company Secretary

5 October 2006
Singapore

80 Raffles Place 29th Floor UOB PLaza 2 Singapore 048624 • Telephone +65 6533 2233 • Facsimile +65 6533 0011

APPENDIX C

DETAILED CURRICULA VITAE OF THE PRE-REQUISITION DIRECTORS (OTHER

THAN THE VANTAGE NOMINEE DIRECTORS) AND

THE POST-REQUISITION DIRECTOR

(INCORPORATING HIS REPRESENTATIONS)

CURRICULUM VITAE

Name	:	Claude Roger Charles

Date and Place of Birth	:	21 March 1937, France

Citizenship	:	American, French

Present Occupation	:	President, Great Tangley Corporation

Schools Where Secondary Education Obtained	:	• Wharton School of Finance and Commerce, University of Pennsylvania, 1957 • Columbia University, 1962

Qualifications	:	Bsc – Economics MS – International Finance

Career History

1999-Present	:	President, Great Tangley Corporation, Hong Kong, New York, and Paris

An international consulting company operating in Asia, Europe and North America providing financial and business advice to investors and companies.

1996-1999	:	Chairman, Equinox Group Holdings Ltd, Hong Kong and Singapore

Co-founder of the Equinox Group with shareholders consisting of leading Asian families and companies European banks, and an investor from the Middle East. The Group was an investor in and provider of corporate finance advisory services to cash flow generating companies in East Asia.

1990-1995	:	Executive Director, Peregrine Investment Holdings Ltd, Hong Kong

Joined the Peregrine Group to lead its corporate finance and private equity efforts within Asia ex-Hong Kong and China. Established and led a profit oriented network of subsidiary companies throughout the region.

CURRICULUM VITAE CLAUDE ROGER CHARLES

1982-1990	:	Director, CRC International Finance Ltd, London

A financial consulting partnership which provided international finance advice and investment services to companies, financial institutions and high net worth investors from Europe, Asia and North America.

1978-1982	:	Executive Director, SG Warburg & Co. Ltd, London

Responsible for the international corporate finance advisory work of a select group of the Bank’s corporate clients. Responsible for the establishment of a subsidiary merchant bank in Luxembourg and the development of the Group’s Swiss merchant banking subsidiary.

1973-1978	:	Managing Director, Trident International Finance Ltd, Hong Kong

This merchant bank was established in 1973 by Barclays Bank, Merrill Lynch, and Nomura Securities. As the founding Managing Director, was responsible for developing and managing the organization as a full-service merchant bank throughout the Pacific basin.

1966-1973	:	General Manager, Dow Banking Corporation, Zurich and London

One of three executives who established and managed this European based merchant bank as Dow Chemical diversified into the financial services field. Started and developed the bank’s branch in London in 1970.

1963-1966	:	Finance Director, Doxiadis Associates, Athens, Greece

Doxiadis is a major consultant on city planning in Europe, North America, and the Middle East. Assisted in the establishment and coordination of financial plans and policies for the Group and its clients in Greece and operational centres in Europe, the Middle East and North Africa.

1962-1963	:	Financial Advisor, Porter International Inc., Washington, Rabat and Madrid

Provided financial and management advice to agricultural, fishing, industrial and commercial firms in Morocco. In Spain,

CURRICULUM VITAE CLAUDE ROGER CHARLES

provided financial advice with respect to the choice of industrial poles of attraction under that country’s first 5-year plan.

1960-1962	:	Bank Landau and Kimche, Zurich

Asset Management Couunselor

1958-1960	:	Hallgarten and Co., New York

Trained in corporate finance and securities brokerage

Member of Professional Bodies, Social Bodies, Community Organizations	:

•      Entrepreneur in Residence, INSEAD

•      Member, INSEAD US Council

•      Task Force Member, Bologna Accord on European Graduate Management Education

•      Member, Hong Kong Bayanihan Foundation, for the establishment of educational facilities and university degree courses for Asian domestic workers

Significant Courses/Conferences/ Attended	:

•      Asian Development Bank Annual Meetings

•      World Bank/IMF Annual Meetings

•      INSEAD Forums and Business Study Conferences

•      Peregrine/Herald Tribune China Financial Conference

•      Wharton Business Symposiums

•      Hong Kong Venture Capital Conferences

•      Vietnam—Task Force Study of Local Financial Institutions

•      Spain—Task Force Study of Industrial Poles of Attraction

Previous Directorship Appointments	:

•      Executive Director, Dow Banking Corporation

•      Executive Director, S.G. Warburg & Co. Ltd.

•      Executive Director, Warburg-Leu Bank, Luxemburg

•      Managing Director, Trident International Finance Limited

•      Executive Director, Peregrine Holdings Limited

•      Director, Peregrine Investment Holdings Limited (and its various subsidiaries)

•      Director, Equinox Group Ltd.

Present Directorship Appointments	:	• Director, Great Tangley Corporation • Director, e Magin Corporation (American Stock Exchange) • Member, INSEAD U.S. Council

Summary of Business And Working Experience	:

Strong track record developed with private investment/corporate finance partnerships and major investment banks in the main international financial centres of Asia, Europe and North America. Has extensive experience in international private equity investment and investment banking. Provides corporate and business development advice to service sector, technology, consumer-related and industrial companies.

CURRICULUM VITAE

Name	:	Lim Soon Hock

Date and Place of Birth	:	29th April 1950, Singapore

Citizenship	:	Singaporean

Marital Status	:	Married

Office Address	:	9 Temasek Boulevard #19-05, Suntec Tower 2 Singapore 038989

Office Tel	:	+65-68385313 / +65-62522077 / +65-96309628

Present Occupation	:	Managing Director

Schools Where Secondary Education Obtained	:	Raffles Institution University of Singapore National University of Singapore

Qualifications	:

•      B.Eng (Honours), University of Singapore

•      Diploma in Business Administration, National University of Singapore

•      Recipient of the Distinguished Engineering Alumni Award from the National University of Singapore in 1992

•      Recipient of the Education Service Award from the Ministry of Education in 2002 & 2006

Career History

2006 - Present	:	Managing Director PLAN-B ICAG Pte Ltd Corporate Advisory and Business Consultancy

1996 - 2006	:

Company Director and Private Investor

Plan-B Technologies Pte Ltd

Incubation of hi-tech start-ups and seed investments. On a personal basis, also invest in companies at mezzanine stage or pre-IPO seeking funds for the next stage of growth.

1999 - 2003	:	President of SITA INC Pte Ltd, Asia Pacific* Directing business with a staff strength of 100 and P&L responsibility for S$470M. Articulating and defining strategic directions for the business.

1995 - 1997	:

Chairman and CEO

Easycall International Pte Ltd (100% subsidiary of Matrix) Directing the messaging business in Asia with 6000 staff, and identifying diversification and acquisition targets with a war chest of US$40M.

1995 - 1997	:	President and CEO, Matrix Telecommunications Ltd (Australia) Investment holding company of Easycall Group.

CURRICULUM VITAE LIM SOON HOCK

1989 - 1995	:

Vice President and Managing Director

Compaq Computer Asia Pacific*

Reporting to Mr Eckhard Pfieffer, President & CEO with P&L responsibility for the region with a turnover of US$1.0B. Directing a management team of 17 and staff strength of 2400. Overseeing offices and country management teams in 19 major cities and 10 key countries.

Member of Compaq’s worldwide management team.

1984 - 1988	:	General Manager, Digital Equipment Singapore* Overall responsibility for the business from the sales and service of Digital minicomputers, software and field maintenance services.

1978 - 1983	:

General Manager and Director, Sime Darby Systems Pte Ltd (Last position, had held various senior positions in MECOMB Pte Ltd, a wholly owned subsidiary of Sime Darby)

Involved in the electronics and manufacturing equipment distribution business as well as that relating to IT and computers, the provision of professional services and systems integration.

Note*	:	The first Asian appointed to all three senior positions

Member of Professional Bodies, Social Bodies, Community Organizations	:

•      Member of Singapore Professional Engineers Board

•      Fellow of the Institution of Engineers, Singapore

•      Fellow of Institution of Engineering & Technology, United Kingdom

•      Fellow of Singapore Institute of Directors

•      Chairman, National Family Council

•      Chairman, Committee on Healthy Lifestyle (Health Promotion Board)

•      Chairman, Centre for Fathering Ltd

Previous Directorship Appointments (last 5 years)	:

•      Chairman, Institute of High Performance Computing

•      Chairman, Singapore Institute of Management

•      Chairman, PLAN-B Technologies Pte Ltd

•      Chairman, Winedge Electronics (S) Pte Ltd

•      Chairman, Ei-Nets Ltd

•      Director, Avation.net.Inc (USA)

•      Director, CaptiveVision Capital Ltd

•      Director, CommerceNet Singapore Ltd

•      Director, Data & Commerce Ltd (now known as Pacific Star Network Ltd, Australia)

•      Director, Deep Video Imaging Ltd (New Zealand)

•      Director, Deep Video Imaging Technology Pte Ltd

•      Director, Defence Science and Technology Agency

•      Director, IHPC Technology Ventures Pte Ltd

•      Director, Interactive Visual Laboratory Pte Ltd

•      Director, Meshworkz Pte Ltd

•      Director, OPH-POINT.ic Pte Ltd

•      Director, OPH-POINT Technology Funds Pte Ltd

•      Director, SIM Pte Ltd (formerly known as SIM International Pte Ltd)

•      Director, Singapore Indoor Stadium

CURRICULUM VITAE LIM SOON HOCK

•      Director, SITA Information Networking Computing (Asia Pacific) Pte Ltd

•      Director, Societe International De TeleCommunications Aeronautiques Greater China Pte Ltd.

•      Director, Strike Engineering Ltd (now known as Magnus Energy Group)

•      Director, TPA Strategic Holdings Ltd (now known as TSH Holdings Ltd)

Present Directorship Appointments	:

•      Vice Chairman, Advent Air Ltd (listed on AIM, UK)

•      Chairman, Centre For Fathering Ltd

•      Director, China Entertainment Sports Ltd (listed on SESDAQ)

•      Director, China Fishery Group Ltd (listed on SGX)

•      Director, Health Promotion Board

•      Director, Pacific Internet Ltd (listed on NASDAQ)

•      Director, PLAN-B ICAG Pte Ltd

•      Director, SISTIC.com Pte Ltd

•      Director, Skywest Ltd (Australia)

•      Director, Skywest Airlines Pty Ltd (Australia)

•      Director, Stratech Systems Ltd (listed on SGX)

Summary of Business And Working Experience	:

Over 25 years of leadership experience across the IT and telecommunications sectors. Broad regional experience throughout Asia Pacific and Japan, as well as working with companies from the USA and Europe.

Demonstrated capabilities include business start-up through listing; business turnaround; managing business up to US$1 billion and 2,600 employees; and business leadership across many sectors related to IT, telecoms, air transport, education, defence and security as well as health care.

As the former Vice President and Managing Director of Compaq Asia Pacific, took Compaq to #1 position in Asia Pacific, one year ahead of the corporate goal and grew the business to US$1 billion in revenue from under US$30 million within a short span of 7 years.

Other senior positions held include President of SITA INC Asia Pacific (a global company providing managed data services and IT solutions to the air transport industry); General Manager of Digital Equipment Singapore; Chairman of the Institute of High Performance Computing and Chairman of the Singapore Institute of Management.

Currently sits on several public listed companies and government agencies. Also is the Chairman of the National Family Council and Chairman of the Centre for Fathering in the civic sector.

Holds a Bachelor of Engineering degree with Honours from University of Singapore, and is a Fellow of the Institution of Engineers, Singapore, Institution of Engineering & Technology, UK and Singapore Institute of Directors.

CURRICULUM VITAE

Name	:	Tan Chin Kwang Johnson

Date and Place of Birth	:	May 26, 1961, Singapore

Citizenship	:	Singaporean

Present Occupation	:	Managing Director, Corporate Finance Macquarie Securities (Asia) Pte Limited

Schools Where Secondary Education Obtained	:	St. Joseph’s Institution Catholic Junior College National University of Singapore

Qualifications	:	BA and B.Soc.Sci. Economics (Honors)

Graduated at the top of the class

Recipient of the Lim Tay Boh Memorial Gold Medal and the Book Prize from the Economics Society of Singapore

Career History

2006 – Present	:	Managing Director, Corporate Finance Macquarie Securities (Asia) Pte Limited

2000 – 2006	:	Managing Partner, IB Partners Pte Ltd (Investment firm)

1998 – 2000	:	Regional Head, Transport, Logistics, and Hotel/Leisure sectors in Asia, UBS Warburg

1995 – 1998	:	Co-Head, Corporate Finance–Asia and Managing Director, BZW/Barclays, Hong Kong

Head of North Asian investment banking

1991 – 1995	:	Vice President and Head of Equity and Convertible Bonds, J. P. Morgan, Hong Kong

1988 – 1991	:	Morgan Grenfell, New York Derivatives/swaps desk

Member of Professional Bodies, Social Bodies, Community Organizations	:	• Council Member, Singapore Scouts Council • Young Presidents’ Organization, Singapore Chapter

Previous Directorship Appointments	:

•      Director, iCIMB (Malaysia)

•      Director, Halyconian Fund-CIMB (Malaysia)

•      Director, Kapient Holdings Pte Ltd

•      Director, Agensi Pekerjaan Kapient (M) Sdn Bhd

•      Director, OJDA Company Limited, Thailand

Present Directorship Appointments	:

•      Director and Chairman of the Audit Committee, Chen Hsong Holdings Ltd, Hong Kong (HKSE)

•      Director, IB Partners Pte Ltd

•      Director, IB Capital Pte Ltd

•      Advisor to the Board, SUTL Corporation Pte Ltd

•      Member, Investment Committee, CDAC (Singapore)

CURRICULUM VITAE

Name	:	Phey Teck Moh

Date and Place of Birth	:	5th October 1961, Singapore

Citizenship	:	Singapore

Present Occupation	:	President and CEO, Pacific Internet Ltd

Schools Where Secondary Education Obtained	:	Anglo Chinese School National University of Singapore

Qualifications	:	B. Eng (Hons), National University of Singapore Diploma in Marketing Management, Singapore Institute of Management

Career History

2006 - President	:	President & CEO, Pacific Internet Ltd

Developed the strategic plan for Pacific Internet to transform the internet service provider into an IP based communications and solutions provider. Strong execution demonstrated by increased revenue and profit growth and doubling of the value added services.

1995 - 2005	:	Vice President & General Manager, Motorola Asia Pacific

Successfully grew the government and enterprise sector into one of Motorola’s most profitable businesses. Performed a turn around Motorola’s wireless business in China and significantly expanded its presence into tier one, two and three cities.

Member of Motorola’s worldwide steering committees for radio products and wireless broadband. Launched the company’s wireless broadband initiative in the enterprise sector and developed it into a strong growth engine for Motorola.

1989 - 1995	:	General Manager, Compaq Computer Asia

Rose through the ranks at Compaq to become the youngest general manager in Asia. In that role, he built the company’s channel network and grew the business multiple folds in Indonesia and the Philippines.

1986 - 1989	:	IBM Singapore
Computer Systems Engineering

Previous Directorship Appointments	:	Chairman, Shanghai Motorola Telecom Products Ltd

Present Directorship Appointments	:	Director, Pacific Internet Ltd

Summary of Business And Working Experience	:	Two decades of leadership and management experience in the information technology (IT) and telecommunications industries.

Broad experience in Asia Pacific countries. Strong track record of start-up, rapid growth, turn-around and transformation of businesses.

Proven business builder with a legacy of building sustainable profitable growth businesses.

CURRICULUM VITAE

Name	:	KOH BOON HWEE

Date and Place of Birth	:	17th November 1950, Singapore

Citizenship	:	Singapore Citizen

Present Occupation	:	Chairman, Sunningdale Tech Limited Executive Director, Mediaring Limited

Schools Where Secondary Education Obtained	:	St Andrew’s Secondary School (1963 – 1968)

Qualifications	:	Bachelor of Science (Mechanical Engineering) First Class Honours, Imperial College University of London, 1972

Masters in Business Administration with Distinction Harvard Business School, 1976

Career History	:	Cash & Investment Manager, Hewlett-Packard (Feb 77 – Jul 77)

General Accounting Manager, Hewlett-Packard (Aug 77 –Dec 78)

Training in Cost Accounting – Santa Clara Corporate Accounting – Palo Alto, Hewlett-Packard (Jan 79 – May 80)

EDP Manager, Hewlett-Packard (Jun 80 – Jun 81)

Financial Controller, Hewlett-Packard (Jun 81 – May 83)

Operations Manager, Hewlett-Packard (Jun 83 – Mar 85)

Managing Director, Hewlett-Packard (Apr 85 – Sep 90)

Managing Director, Singapore & Asia-Pacific Director of Manufacturing & Business Development, Hewlett-Packard (Sep 90 – Dec 90)

Executive Chairman, Wuthelam Holdings Pte Ltd (Jan 91 – Aug 00)

Executive Director, Mediaring Ltd (Feb 02 – Present)

Executive Chairman & CEO, Sunningdale Tech Ltd (Jul 05 –Present)

Member of Professional Bodies, Social Bodies, Community Organizations	:

Director, Harvard Singapore Foundation (wef Mar 05)

Member, Lee Kuan Yew School of Public Policy (wef Apr 05)

Chairman, Nanyang Technological University Board of Trustees

(wef Mar 2006)

Member, Research, Innovation & Enterprise Council (wef Jul 2006)

Previous Directorship Appointments	:	Please see attached Annex I.

Present Directorship Appointments	:	Please see attached Annex II.

Summary of Business And Working Experience	:

Chairman, Nanyang Techological University Council (Jul 93 – Mar 06)

Chairman, Singapore Airlines Ltd (Jul 01 – Dec 05)

Chairman, SIA Engineering Company Ltd (May 03 – Dec 05)

Executive Director, Tech Group Singapore (Apr 03 – Jul 05)

Chairman, Omni Industries Ltd (May 96 – Oct 01)

Chairman, Singapore Telecommunications Ltd (Apr 92 – Aug 01)

Chairman, Singapore Post Ltd (Apr 92 – Aug 01)

Chairman, Internet Technology Group Ltd (Apr 00 – Aug 01)

Executive Chairman, Wuthelam Holdings Pte Ltd (Jan 91 – Aug 00)

Managing Director, Hewlett-Packard Singapore (Apr 85 – Dec 90)

CURRICULUM VITAE KOH BOON HWEE

Annex I

KOH BOON HWEE

Previous 3 Years Appointments

(Updated 3 October 2006)

Company	Position	Date Appointed	Date Ceased

PUBLIC COMPANIES (SINGAPORE)

Innovalues Precision Ltd	Director	09 Jul 2002	25 Apr 2005

Citiraya Industries Ltd	Director	02 Apr 2005	06 May 2005

Norelco UMS Holdings Ltd	Director	04 Dec 2002	31 Dec 2005

Singapore Airlines Ltd	Director	14 Mar 2001	31 Dec 2005
	Chairman	14 Jul 2001	31 Dec 2005

SIA Engineering Company Ltd	Director/Chairman	22 May 2003	31 Dec 2005

PUBLIC COMPANIES (OVERSEAS)

QAD Inc, USA	Director	08 Sep 1997	06 Feb 2003

Intelsat, Ltd, Bermuda	Director	04 Jun 2003	28 Jan 2005

BroadVision, Inc, USA	Director	29 Feb 1996	24 May 2005

PRIVATE COMPANIES (SINGAPORE)

Aims Lab Pte Ltd	Director	08 Mar 1994	16 Apr 2004

Anytime Pte Ltd	Director	10 May 2001	15 Sep 2004
(former name Intertainer (Asia) Pte Ltd)

Centre for Effective Leadership (Asia) Pte Ltd	Director	10 Dec 1993	31 Dec 2004

Delteq Pte Ltd	Director	10 Apr 1992	03 May 2005

Xuehui Holdings Pte Ltd	Director	08 Nov 2004	06 Jun 2005

OTHER COMPANIES (OVERSEAS)

Chateray Ltd, Hong Kong	Director	10 Aug 1991	01 Oct 2003

STATUTORY BOARDS & NON PROFIT ORGANISATIONS

Pro Tem Governing Board of the Lee Kuan Yew School of Public Policy, Singapore	Member	16 Aug 2004	31 Mar 2005

Nanyang Technological University Council	Member	01 July 1991	27 Mar 2006
	Chairman	09 July 1993	27 Mar 2006

Singapore Business Federation	Council Member	01 April 2002	30 June 2006

CURRICULUM VITAE KOH BOON HWEE

Annex II

KOH BOON HWEE

Current Appointments

(Updated 3 October 2006)

Companies	Country	Position	Date Appointed

PUBLIC COMPANIES

DBS Bank Ltd	Singapore	Director	15 June 2005
		Chairman	01 January 2006

DBS Group Holdings Ltd	Singapore	Director Chairman	15 June 2005 01 January 2006

MediaRing Ltd	Singapore	Director	06 April 1998
		Ex Director	01 February 2002

Sunningdale Tech Ltd	Singapore	Ex Director	22 April 2003
		Ex Chairman & CEO	18 July 2005

Overseas

AAC Acoustic Technologies Holdings Ltd	Cayman Islands	Chairman/Director	09 November 2004

Agilent Technologies, Inc	USA	Director	21 May 2003

Four Soft Ltd	India	Director	31 January 2000

PRIVATE COMPANIES

Infiniti Solutions Ltd	Singapore	Chairman/Director	22 October 2002

Temasek Holdings (Pte) Ltd	Singapore	Director	18 November 1996

Overseas

First Spring Ltd	Hong Kong	Director	10 August 1991

800buy.com	Cayman Islands	Chairman/Director	11 February 2000

Wuthelam Holdings Ltd	Hong Kong	Chairman/Director	05 February 1991

NON-PROFIT

Harvard Singapore Foundation	Singapore	Director	21 March 2005

Lee Kuan Yew School of Public Policy	Singapore	Member	01 April 2005

Nanyang Technological University	Singapore	Chairman	28 March 2006
Board of Trustees

Research, Innovation & Enterprise Council	Singapore	Member	01 July 2006

CURRICULUM VITAE KOH BOON HWEE

To : The shareholders of Pacific Internet Limited

Date : 10 October 2006

Dear Sir/Madam,

Introduction

I refer to the requisition notice dated 8 September 2006 served on PacNet by Vantage Corporation Limited (“Vantage”), which seeks to requisition PacNet to convene an extraordinary general meeting (“EGM”) to pass, inter alia, a resolution (“Vantage’s Removal Resolution”) to remove all directors appointed by the Board of Directors of PacNet (“PacNet Board”) on or after 8 September 2006.

On 20 September 2006, PacNet Board approved my appointment as a director of PacNet, subject to the approval of the Info-communications Development Authority of Singapore, which was subsequently received on 26 September 2006. As I was officially appointed as a director of PacNet with effect from 26 September 2006, it appears that Vantage’s Removal Resolution purports to remove me as a director of PacNet, although I was not specifically named as a director to be removed in that resolution.

I am now writing to shareholders pursuant to Section 152 of the Singapore Companies Act in response to Vantage’s Removal Resolution to remove me as a director.

Representations

MediaRing’s interests and objectives

MediaRing Ltd (“MediaRing”) owns as at the date hereof 4,056,163 PacNet shares, representing approximately 29.7 % of the issued shares of PacNet as of 31 August 2006. As shareholders would appreciate, in view of MediaRing’s sizeable investment in PacNet, and MediaRing being the largest shareholder of PacNet, it is only reasonable and expected that MediaRing should have appropriate representations on the PacNet Board. MediaRing is not seeking to control the PacNet Board, but is merely seeking its own appropriate representations on the board.

I fail to understand the rationale or motivation of Vantage in seeking to remove me as a director and to ensure that MediaRing is not suitably represented, given that Vantage itself already has its representatives on the PacNet Board. MediaRing, on the other hand, has never sought to prevent Vantage from being represented. In this regard I also note Vantage’s announcement on the Singapore Exchange Securities Trading Limited on 29 September 2006 that it is considering either (i) the potential disposal of all or part of its interest in PacNet; or (ii) acquiring additional shares in PacNet, including making a partial or general offer in relation to PacNet. Based on this announcement by Vantage, it appears to me that Vantage as the other major shareholder of PacNet has yet to take a decision with regard to its interest in PacNet or its plans with regard to PacNet, and there is a possibility that Vantage may eventually decide to dispose of all its interests in PacNet. In the event of such disposal by Vantage, PacNet will be left with no representation by its then single largest shareholder, MediaRing, which takes a long term view with regard to PacNet, and this will not be in the interest of PacNet shareholders.

It is MediaRing’s and my objective to work with the PacNet Board and management to explore opportunities to grow the business of PacNet with a view to improving value for all shareholders, as MediaRing has announced on 26 September 2006 upon my appointment.

CURRICULUM VITAE KOH BOON HWEE

My Ability to Add Value

As you would note from my resume, I believe that I have the relevant and appropriate experience and credentials, particularly in the tele-communications industry to serve on the PacNet Board. As the Chairman of Singapore Telecommunications for 15 years from 1986 to 2001, I was responsible for supervising SingTel’s regional expansion plans, acquiring strategic stakes in other telecommunication operators regionally, culminating in a market capitalisation of approximately US$24.4 billion today. I am currently the Chairman of DBS Group Holdings Limited, a full service bank with banking presence in Singapore, Hong Kong, Thailand, Indonesia and the Philippines. DBS Group has a market capitalisation and total assets of approximately US$18.7 billion and US$119.8 billion respectively. I was also previously the Chairman of Singapore Airlines Limited (current market capitalisation of approximately US$11.4 billion); SIA Engineering Limited (current market capitalization of approximately US$2.4 billion); and Omni Industries (sold to Celestica in 2001 at a valuation of over US$900 million). I believe my past and present roles as a senior executive and/or director of some of the largest Singapore companies with regional presence will add to PacNet’s international reputation and profile, and am confident that my participation on the PacNet Board will serve to bring value to the future growth of PacNet.

As a newly appointed director of PacNet, I seek an opportunity to work with the management of PacNet to grow PacNet’s business. It is my sincere belief that my continued representation on the Board will be beneficial in this respect, and ultimately improve value for all shareholders.

Decision of PacNet Board

Both MediaRing and I am pleased that the PacNet Board had approved my appointment and I note that in arriving at its decision, PacNet Board took into consideration the following points shared by me with PacNet’s Nominating/Corporate Governance Committee: that (a) MediaRing recognises that given the present circumstances and shareholding structure of PacNet, a full integration of both companies at the present time is not possible, and that both companies need to pursue independent strategies; (b) any collaboration between the two companies must be discussed by the respective managements and should be on a voluntary arms-length basis; (c) MediaRing’s preference is that there be a majority of independent directors on the PacNet Board. In particular, based on the current shareholding structure, Mediaring would prefer that each major shareholder be limited to one representative, and the management to have one representative, so that only four independent directors are required to form the majority on the PacNet Board; and that (d) I am fully aware and understand my fiduciary duties as a director of PacNet and the need for the implementation of certain procedures to safeguard against the risk of any use of information to the detriment of PacNet.

With the above considerations, I would like to assure the PacNet Board and the shareholders that while I am a representative of MediaRing on the PacNet Board, my duty is to always act in the interest of PacNet. I am also conscious of any concerns of possible conflict of interests and will not put myself in a position of conflict.

Conclusions

On the foregoing bases and representations, I ask each shareholder to carefully consider your options at the forthcoming EGM on 2 November 2006 and to vote (in person or by proxy) AGAINST Vantage’s Removal Resolution in respect of the removal of the undersigned, Koh Boon Hwee, as a director.

KOH Boon Hwee

APPENDIX D

DETAILED CURRICULUM VITAE OF MR. WALTER J. SOUSA

AND MR. STEVEN BARRY SIMPSON

CURRICULUM VITAE OF MR. WALTER J. SOUSA

Name	:	Walter Joseph Sousa

Date and Place of Birth	:	30 September 1943, California (USA)

Citizenship	:	United States of America

Present Occupation	:	Chairman of MediaRing Ltd

Qualifications	:	BSEE Degree from Santa Clara University Masters Degree in Public Administration from American University

Career History

	:	Joined the Board of Directors of MediaRing Ltd in October 1999 and was appointed as Chairman of MediaRing in the same year.

	:	Managing Director of GEAPC Tech Fund from 1999 to 2003

	:	Chairman & Chief Executive Officer of AT&T Asia Pacific 1993 to 1996

	:	COO of Astec (BSR) Plc from 1991 to 1993

	:	President Hewlett Packard Asia 1985 to 1990

	:	Hewlett Packard 1970 to 1990

Significant Courses/Conferences/ Attended	:	Stanford SEP

Previous Directorship Appointments	:	GRIC 2004 - 2005 (Nasdaq) Docutek 1999 - 2005 (private) Astec (BSR) Plc 1991 - 1993 (London) Fine Line 2003 - 2005 (private)

Present Directorship Appointments	:	• Chairman, MediaRing Ltd (1999 to present) • Director, Four Soft Ltd (2003 to present)

CURRICULUM VITAE WALTER J. SOUSA

Summary of Business And Working Experience	:

Mr. Sousa has been a member of the Board of Directors of Mediaring Ltd since October 1999. He was also the Chairman of privately-owned Docutek Information Systems, Inc., an internet software company specializing in the development of products and services for the educational market. He is a member of the Board of Directors of Four Soft, a software company listed on the Bombay Exchange.

Mr. Sousa began his career at Hewlett Packard in 1970 where he held numerous management positions including that of President of Hewlett Packard Asia from 1985 to 1991.

Mr. Sousa also held the position of Chairman and Chief Executive Officer of AT&T Asia Pacific. He was a member of AT&T’s Global Operations Committee and led the transition in the region to the three new companies: AT&T, Lucent, and NCR. Prior to joining AT&T, he was Chief Operating Officer of Astec (BSR) Plc, a company listed on the London Stock Exchange.

Mr. Sousa has been the Managing Director of GE Asia Pacific Capital Technology Fund, a venture fund sponsored by GE Capital, Asia Pacific Capital, and Acer Inc. He was also a founding partner of Asia Pacific Capital.

A BSEE graduate of Santa Clara University, Mr. Sousa also holds a Masters degree in Public Administration from American University.

IMPORTANT – PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

Notes:

1.	The Board of Directors has fixed the close of business on September 14, 2006 (New York time) as the record date for determining those members who will receive notice of and be entitled to attend and vote at the EGM.

2. A Shareholder is entitled to appoint no more than two proxies to attend and vote in his stead.

3.	Where a Shareholder appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the proxy form.

4.	A proxy need not be a member of the Company.

5.	The proxy form appointing a proxy or proxies must be deposited at the Company’s registered office at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146, not less than 48 hours before the time set for the EGM, that is no later than 3 p.m. on Sunday, November 5, 2006 (Singapore time) or 3 a.m. on Sunday, November 5, 2006 (New York time).

6.	The proxy form must be under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy form is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney or a duly authorised officer.

7.	Where a proxy form is signed on behalf of the appointor by an attorney, the letter of power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the proxy form; failing which the proxy form may be treated as invalid.

8.	The Company shall be entitled to reject a proxy form which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form.

9.	In the absence of an “X” being indicated in the appropriate spaces provided in the proxy form, this shall be an indication by you that:
i.	in respect of Resolution 1 and/or 2 (as the case may be): the appointor wishes for his vote to be cast AGAINST each of Resolution 1 and/or 2 (as the case may be);
ii.	in respect of Resolutions 3, 4, 5, and/or 6 (as the case may be): the appointor wishes for his vote to be cast FOR each of Resolutions 3, 4, 5, and/or 6 (as the case may be);
iii.	in respect of Resolutions 7, 8, 9, and/or 10 (as the case may be): the appointor wishes for his vote to be cast as ABSTAIN for each of Resolutions 7, 8, 9, and/or 10 (as the case may be);
iv.	in respect of Resolution 11: the appointor wishes for his vote to be cast FOR Resolution 11;
v.	in respect of Resolution 12: the appointer wishes for his vote to be cast as ABSTAIN for Resolution 12; and
vi.	in respect of Resolution 13: the appointer wishes for his vote to be cast FOR Resolution 13.

PROXY FORM

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

*I/We			(Name in BLOCK LETTERS)
of				(Address)
being a *member/members of Pacific Internet Limited (the “Company”), hereby appoint :
	Name	Address	NRIC/Passport Number	Proportion of my/our Shareholdings (%)
(a)
*and/or (delete as appropriate)
(b)

or failing him/them, the Chairman or such other person as he may designate, as my/our proxy/proxies to attend and vote for me/us on my/our behalf and, if necessary, to demand a poll at the Extraordinary General Meeting of the Company to be held at 3 p.m. on Tuesday, November 7, 2006 (Singapore time) at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261 and at any adjournment thereof.

(Please indicate with an “X” in the space provided whether you wish your vote(s) to be cast FOR, AGAINST, or ABSTAIN for the resolution(s) as set out in the Notice of Extraordinary General Meeting. In the absence of an “X” being indicated in the appropriate spaces provided in the proxy form, this shall be an indication by you that:

i.	in respect of Resolution 1 and/or 2 (as the case may be): you wish for your vote to be cast AGAINST each of Resolution 1 and/or 2 (as the case may be);
ii.	in respect of Resolutions 3, 4, 5, and/or 6 (as the case may be): you wish for your vote to be cast FOR each of Resolutions 3, 4, 5, and/or 6 (as the case may be);
iii.	in respect of Resolutions 7, 8, 9, and/or 10 (as the case may be): you wish for your vote to be cast as ABSTAIN for each of Resolutions 7, 8, 9, and/or 10 (as the case may be);
iv.	in respect of Resolution 11: you wish for your vote to be cast FOR Resolution 11;
v.	in respect of Resolution 12: the appointer wishes for his vote to be cast as ABSTAIN for Resolution 12; and	PACIFIC INTERNET LIMITED P.O. BOX 11146 NEW YORK, N.Y. 10203-0146
vi.	in respect of Resolution 13: the appointer wishes for his vote to be cast FOR Resolution 13.
To change your address, please mark this box. ☐

(Continued and to be dated and signed on the reverse side.)

☐	Ú DETACH PROXY CARD HERE Ú

ORDINARY RESOLUTIONS
The Board of Directors* recommends a vote AGAINST both Resolutions 1 and 2.	FOR	AGAINST	ABSTAIN	The Board of Directors* recommends a vote FOR Resolution 9 and AGAINST Resolution 10, OR vote AGAINST Resolution 9 and FOR Resolution 10.	FOR	AGAINST	ABSTAIN
1. To remove all the Pre- Requisition Directors	☐	☐	☐	9. To appoint Mr Koh Boon Hwee as Director	☐	☐	☐

2. To remove all the Directors appointed on or after September 8, 2006	☐	☐	☐	10. To appoint Mr Walter J. Sousa as Director	☐	☐	☐

The Board of Directors* recommends a vote FOR each of Resolutions 3, 4, 5 and 6.				The Board of Directors* recommends a vote FOR Resolution 11.

3. To appoint Mr Claude Roger Charles as Director	☐	☐	☐	11. For the inspection of Proxy Forms	☐	☐	☐

4. To appoint Mr Lim Soon Hock as Director	☐	☐	☐	The Board of Directors* makes NO RECOMMENDATIONwith regard to Resolution 12.

5. To appoint Mr Tan Chin Kwang Johnson as Director	☐	☐	☐	12. To appoint Mr. Steven Barry Simpson as Director	☐	☐	☐

6. To appoint Mr Phey Teck Moh as Director	☐	☐	☐	The Board of Directors* recommends a vote FOR Resolution 13.

The Board of Directors* recommends a vote FOR Resolution 7 and AGAINST Resolution 8, OR vote AGAINST Resolution 7 and FOR Resolution 8.				13. That the Board of Directors should hereafter comprise a majority of Directors who are independent	☐	☐	☐

7. To appoint Mr Tan Meng Dong as Director	☐	☐	☐	Note: * (excluding the Vantage nominee directors and the MediaRing nominee director who did not participate in the Board’s deliberations)
8. To appoint Ms Zhang Yun as Director	☐	☐	☐

S C A N L I N E

Please sign exactly as the name appears hereon. If stock is held in names of joint owners, both should sign.

Date Share Owner sign here Co-Owner sign here